August 27, 2019

Eva Boratto
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

       Re: CVS Health Corporation
           Form 10-K for Fiscal Year Ended December 31, 2018
           File No. 001-01011

Dear Ms. Boratto:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Lona Nallengara